FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2005

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: April 12, 2005

By:_ "Shane Ellis"_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

Contacts:

Lorus Therapeutics Inc.

            Media Contacts:

            US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein & Co.

(416) 798-1200 ext. 338            (416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS SUCCESSFULLY COMPLETES PHASE II STUDY OF GTI-2040

COMBINATION THERAPY FOR TREATMENT OF KIDNEY CANCER

Promising disease stabilizations, tumor reductions and favorable safety profile

TSX:        LOR

AMEX:    LRP

TORONTO, CANADA, April 12, 2005 - Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced completion of its Phase II trial of GTI-2040 in combination with capecitabine in patients with advanced and metastatic renal cell carcinoma.

GTI-2040 is a highly specific inhibitor of R2, a component of ribonucleotide reductase, which can behave as a malignant determinant for cancer growth and metastasis, and is abnormally elevated in renal cell carcinoma and many other cancers.

"We are pleased that the final results for the Phase II clinical trial have now confirmed the promising interim findings presented at the ENA meeting in September 2004, a leading forum for presenting clinical oncology research, organized jointly by the European Organization for Research and Treatment of Cancer (EORTC), the United States National Cancer Institute (NCI), and the American Association for Cancer Research (AACR) and published in the Eur J Cancer Supplements, Vol 2 No 8, p.136," said Dr Jim Wright, the CEO of Lorus.

All 33 patients entering this study had advanced disease with multiple metastatic sites, with or without prior removal of the primary kidney tumor.  However, more than half (52%) of the patients on the recommended dose exhibited disease stabilization or better, including one confirmed partial response.

(more)

Durable tumor reductions observed at the recommended dose included 23 per cent reduction of tumor burden in a patient with a disease stabilization of 10 months duration, and 39 per cent reduction of tumor burden in a patient with a partial response to treatment of eight months duration.

Other durable disease stabilizations of four to nine months duration were also observed.  In keeping with the company's goal of developing anticancer drugs with high safety characteristics, GTI-2040 was well tolerated when combined with a cytotoxic agent with expected adverse events.

Patients with rapidly progressing renal cell carcinoma often require a succession of different therapies, each with a low frequency of response, so there is a recognized need for new combination therapies to provide a benefit for as long as possible for a larger patient population.

Dr. Wright noted that in addition to the strategy of combination with chemotherapeutic agents to treat resistant kidney cancer patients with advanced metastases and rapidly progressing disease, Lorus plans to pursue a GTI-2040 clinical development program to evaluate GTI-2040 in combination with interferon immunotherapy for treatment of early diagnosed kidney cancer requiring systemic therapy.

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies.  Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

About GTI-2040

GTI-2040 is an antisense drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation. It has also been described as a malignant determinant that is elevated in a wide range of tumors, and through deregulation can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential. GTI-2040 showed significant antitumor activity against many different human tumors in preclinical studies.  In addition to the clinical trial in renal cell cancer described above, GTI-2040 is currently the subject of a Clinical Trials Agreement with the United States National Cancer Institute (NCI) under which GTI-2040 will be tested in combination chemotherapy in six different clinical trials. All six of these trials have been initiated.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.